

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

January 9, 2009

By U.S. Mail and Facsimile to: (213) 235-3033

Alvin D. Kang
Chief Financial Officer
Nara Bancorp, Inc.
3731 Wilshire Boulevard, Suite 1000
Los Angeles, CA 90010

   Re: Nara Bancorp, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2007
     Forms 10-Q for the Periods Ended March 31, 2008, June 30, 2008 and
       September 30, 2008
     File No. 000-50245

Dear Mr. Kang:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Christian Windsor
          Special Counsel